

02007740

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL
RECEIVED
PROCESSING
MAR 1 3 2002
WASH
SECTION

SEC FILE NUMBER
8-37660

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAMERON & COMPANY LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 DANIELSON PIKE, P.O BOX 897
(No. and Street)

NO. SCITUATE, RHODE ISLAND 02857
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD WEISHAUS, CPA 781-821-6400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENFIELD, ALTMAN, BROWN, BERGER, KATZ & WEISHAUS, PC
(Name — if individual, state last, first, middle name)

275 TURNPIKE STREET CANTON, MASS. 02021-2309
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 2 8 2002
THOMSON
FINANCIAL

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Victor J. Cameron, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cameron & Company LLC, as of 12/31, 19 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CEO

Title

Notary Public commission expires 7/9/2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAMERON & COMPANY, LLC

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2001 AND 2000

CAMERON & COMPANY, LLC

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2001 AND 2000

CONTENTS

	Page
Independent auditors' report	1
Financial statements:	
Statements of assets and members' capital	2
Statements of revenues and expenses	3
Statements of cash flows	4
Statements of members' capital	5
Notes to financial statements	6
Supplemental schedule:	
Computation of net capital	7

GREENFIELD, ALTMAN, BROWN, BERGER, KATZ & WEISHAUS, P.C.

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Members of
Cameron & Company, LLC

We have audited the accompanying statements of assets, liabilities and members' capital of Cameron and Company, LLC (a partnership) as of December 31, 2001 and 2000, and the related statements of revenues and expenses, cash flows and changes in members' capital for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cameron and Company, LLC as of December 31, 2001 and 2000, and the results of its operations, cash flows, and changes in members' capital for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on page 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Greenfield, Altman, Brown, Berger, Katz & Weishaus, P.C.

February 12, 2002

275 Turnpike Street, Canton, Massachusetts 02021-2309 tel (781) 821-6400 • fax (781) 821-6444

CAMERON & COMPANY, LLC

STATEMENTS OF ASSETS AND MEMBERS' CAPITAL

DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
CURRENT ASSETS:		
Cash	$ 36,716	$ 88,670
PROPERTY AND EQUIPMENT:		
Motor vehicle	25,897	25,897
Furniture and equipment	40,258	31,067
	66,155	56,964
Accumulated depreciation	(36,890)	(29,976)
	29,265	26,988
DEPOSITS	500	900
	$ 66,481	$ 116,558

LIABILITIES AND MEMBERS' CAPITAL

	2001	2000
CURRENT LIABILITIES:		
Current portion of long-term debt	$ 6,261	$ 5,738
LONG-TERM DEBT, net of current portion		6,262
MEMBERS' CAPITAL	60,220	104,558
	$ 66,481	$ 116,558

See accompanying notes.

CAMERON & COMPANY, LLC

STATEMENTS OF REVENUES AND EXPENSES

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUES	$ 171,793	$ 293,470
EXPENSES:		
Advertising	949	800
Automobile expense	8,110	15,749
Depreciation	6,914	8,419
Insurance	700	700
Office expense	10,654	9,735
Outside services	1,395	
Professional services	2,600	2,300
Registration fees and dues	1,828	1,597
Rent	8,000	10,800
Salaries	25,091	18,169
Taxes – payroll	2,323	1,674
Taxes – other	524	818
Telephone	3,495	3,717
Travel and meetings	8,238	11,741
	80,821	86,219
OPERATING INCOME	90,972	207,251
OTHER EXPENSE:		
Interest expense	823	-
NET INCOME	$ 90,149	$ 207,251

See accompanying notes.

CAMERON & COMPANY, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 90,149	$ 207,251
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	6,914	8,419
Decrease in assets:		
Deposits	400	
Net cash provided by operating activities	97,463	215,670
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(9,191)	(17,714)
Net cash used by investing activities	(9,191)	(17,714)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Members' withdrawals	(134,487)	(152,052)
Repayment of long-term debt	(5,739)	
Net cash used by financing activities	(140,226)	(152,052)
INCREASE (DECREASE) IN CASH	(51,954)	45,904
CASH, BEGINNING OF YEAR	88,670	42,766
CASH, END OF YEAR	$ 36,716	$ 88,670
SUPPLEMENTAL DISCLOSURES:		
Cash paid during the year for:		
Interest expense	$ 823	

See accompanying notes.

CAMERON & COMPANY, LLC

STATEMENTS OF CHANGES IN MEMBERS' CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
MEMBERS' CAPITAL, BEGINNING OF YEAR	$ 104,558	$ 49,359
NET INCOME	90,149	207,251
MEMBERS' WITHDRAWALS	(134,487)	(152,052)
MEMBERS' CAPITAL, END OF YEAR	$ 60,220	$ 104,558

See accompanying notes.

CAMERON & COMPANY, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2001 AND 2000

SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company was formed on November 1, 1991 as a self-clearing broker or dealer in securities and is registered with the National Association of Securities Dealers, Inc.

Organizational Structure

The Company has been organized as a Limited Liability Company.

Income Taxes

The accompanying financial statements include only the results of operations of Cameron & Company, LLC. No provision for federal taxes is presented as it is the responsibility of the members.

Depreciation

Property and equipment are stated at cost and depreciated using accelerated and straight-line methods over the estimated useful lives of the respective assets.

Advertising

The Company expenses advertising as incurred. Advertising expense was $949 in 2001 and $800 in 2000.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Operating Lease Agreement

The Company rents office space without a lease agreement on a month to month basis.

SUPPLEMENTARY INFORMATION

CAMERON & COMPANY, LLC
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2001 AND 2000

	2001	2000
TOTAL MEMBERS' CAPITAL FROM BALANCE SHEET AND QUALIFIED FOR NET CAPITAL	$ 60,220	$ 104,558
DEDUCTIONS		
Total Non-Allowable Assets from Balance Sheet	23,504	15,888
NET CAPITAL, END OF YEAR	$ 36,716	$ 88,670

No material differences existed between the audited computation of net capital and computation of the Company's unaudited Part II A.

GREENFIELD, ALTMAN, BROWN, BERGER, KATZ & WEISHAUS, P.C.

Certified Public Accountants

To the Members of
Cameron & Company, LLC

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

We have examined the internal control structure of Cameron & Company, LLC in effect at December 31, 2001 and 2000. Our examination was conducted in accordance with standards established by the American Institute of Certified Public Accountants.

The management of Cameron & Company, LLC is responsible for establishing and maintaining an internal control structure. In fulfilling that responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of the internal control structure are to provide reasonable assurance that financial data are recorded, processed, summarized, and reported consistent with the assertions embodied in the financial statements. The internal control structure comprises the control environment, the accounting system and the control procedures.

Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that policies or procedures may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may deteriorate.

In our opinion, the internal control structure of Cameron & Company, LLC in effect at December 31, 2001 and 2000, taken as a whole, was sufficient to meet the objectives stated above insofar as those objectives pertain to the prevention or detection of errors or irregularities in amounts that would be material in relation to the financial statements.

Greenfield, Altman, Brown, Berger, Katz & Weishaus P.C.

February 12, 2002

275 Turnpike Street, Canton, Massachusetts 02021-2309 tel (781) 821-6400 • fax (781) 821-6444

To the Members of
Cameron & Company, LLC

No material inadequacies were found to exist from January 1 to the audit date of December 31, 2001 and 2000.

February 12, 2002